Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated, together with a pro forma ratio of earnings to fixed charges for the three months ended March 31, 2015 and the year ended December 31, 2014, giving effect to the merger and the transactions related thereto and completion of the exchange offers, assuming all of the Rosetta Notes are validly tendered for exchange for Noble Notes prior to the Early Consent Date and accepted for exchange by us, as if they had occurred on January 1, 2014. These unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of Noble and Rosetta for the periods presented and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this prospectus.

	Pro Forma Three Months Ended March 31,	Three Months Ended March 31,	Pro Forma Year Ended December 31,	Year Ended December 31,
	2015	2015	2014	2014	2013	2012	2011	2010
			(in millions except for the Ratio of Earnings to Fixed Charges)
Earnings:
Income (Loss) From Continuing Operations Before Income Tax and Income from Equity Investees	$(69)	$(60)	$2,152	$1,540	$1,138	$1,170	$309	$730
Add (Deduct)
Fixed Charges	129	100	459	349	296	288	207	148
Capitalized Interest	(42)	(36)	(148)	(116)	(121)	(151)	(132)	(67)
Distributed Income from Equity Investees	4	4	382	382	204	204	225	139

Earnings as Defined	$22	$8	$2,845	$2,155	$1,517	$1,511	$609	$950

Fixed Charges:
Net Interest Expense	79	57	285	210	158	125	65	72
Capitalization Interest	42	36	148	116	121	151	132	67
Interest Portion of Rental Expense	8	7	26	23	17	12	10	9

Fixed Charges	$129	$100	$459	$349	$296	$288	$207	$148

Ratio of Earnings to Fixed Charges	—	0.1	6.2	6.2	5.1	5.2	2.9	6.4

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$107	$92	$—	$—	$—	$—	$—	$—